Confidential Treatment Requested by Envision Healthcare Holdings, Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

July 26, 2013

VIA EDGAR AND HAND DELIVERY

Matthew Jones
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Envision Healthcare Holdings, Inc.
Registration Statement on Form S-1
File No. 333-189292

Dear Mr. Jones:

As discussed with you on July 23, 2013, we supplementally submit on behalf of Envision Healthcare Holdings, Inc. (the “Company”) the attached pages related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).  The attached pages supplement and update the submission we made on July 19, 2013 regarding the proposed price range and share number information expected to be included in the Company’s preliminary prospectus forming part of the Registration Statement.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached pages to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6375.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

Enclosure

Confidential Treatment Requested by Envision Healthcare Holdings, Inc.

Under 17 C.F.R. § 200.83

[***]

Confidential Treatment Requested by Envision Healthcare Holdings, Inc.

Under 17 C.F.R. § 200.83